Exhibit 99.1

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United

Kingdom and incorporated in England and Wales with company number 9425113)

30 May 2023

Dear Shareholder

2023 Annual General Meeting of Shareholders of Ferroglobe Plc (“Ferroglobe” or the “Company”)

I am pleased to invite you to attend Ferroglobe’s annual general meeting of its shareholders (the “Annual General Meeting” or “AGM”), to be held at 14:00  (British Summer Time) on Tuesday, 27 June 2023 at the Company’s offices at 13 Chesterfield Street, London, W1J 5JN, United Kingdom. The accompanying notice of Annual General Meeting (“Notice”) describes the meeting, the resolutions you will be asked to consider and vote upon and related matters.

Your vote is important, regardless of the number of shares you own. Whether or not you intend to attend the Annual General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone or by mail by signing, dating and returning your proxy card in the envelope provided. To ensure your vote is counted, please ensure that your proxy vote is submitted through the relevant channels by not later than 00:01 BST on Monday, 26 June 2023.

Recommendation

We consider all resolutions proposed to shareholders at the Annual General Meeting to be standard business. You will find an explanation of each resolution within the Explanatory Notes on pages 3 to 10 of this pack. The Company’s board of directors (the “Board”) considers that all the resolutions to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote in favour of each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier López Madrid

Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United

Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe Plc (“Ferroglobe” or the “Company”):

Notice is hereby given that Ferroglobe’s Annual General Meeting of shareholders will be held on Tuesday, 27 June 2023 at 14:00  (British Summer Time), at the offices of the Company at 13 Chesterfield Street, London, W1J 5JN, United Kingdom (“U.K.”).

The business of the Annual General Meeting will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the explanatory notes on pages 3 to 10 of this Annual General Meeting notice and additional information on voting at the Annual General Meeting can be found on pages 9 to 10. All resolutions will be put to vote on a poll, where each shareholder has one vote for each share held.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market (“Nasdaq”), the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

U.K. Annual Report and Accounts 2022

1	THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2022 (the “U.K. Annual Report and Accounts”) be received.

Directors’ 2022 Remuneration Report

2	THAT the directors’ annual report on remuneration for the year ended 31 December 2022 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 32 to 33 and 46 to 60 of the U.K. Annual Report and Accounts be approved.

Directors’ Re-election

3	THAT Javier López Madrid be re-elected as a director.

4	THAT Marco Levi be re-elected as a director.

5	THAT Marta Amusategui be re-elected as a director

6	THAT Bruce L. Crockett be re-elected as a director.

7	THAT Stuart E. Eizenstat be re-elected as a director.

8	THAT Manuel Garrido y Ruano be re-elected as a director.

9	THAT Juan Villar-Mir de Fuentes be re-elected as a director.

10	THAT Belen Villalonga be re-elected as a director.

11	THAT Silvia Villar-Mir de Fuentes be re-elected as a director.

12	THAT Nicolas De Santis be re-elected as a director.

13	THAT Rafael Barrilero Yarnoz be re-elected as a director.

Appointment of Auditor

14	THAT KPMG Auditores, S.L. be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of Auditor

15	THAT the Audit Committee of the Board be authorised to determine the auditor’s remuneration.

Thomas Wiesner

Company Secretary

30 May 2023

Explanatory notes to the resolutions

Resolution 1 (U.K. Annual Report and Accounts 2022)

The Board is required to present at the Annual General Meeting the U.K. Annual Report and Accounts for the financial year ended 31 December 2022, including the Directors’ Report and the Auditor’s Report on the U.K. Annual Report and Accounts and on those parts of the Directors’ Remuneration Report which have been audited.

Resolution 1 is an advisory vote and in accordance with its obligations under English law, the Company will provide shareholders at the Annual General Meeting with the opportunity to receive the U.K. Annual Report and Accounts and ask any relevant and appropriate questions on the U.K. Annual Report and Accounts of the Board and or auditors in attendance at the Annual General Meeting.

Resolution 2 (directors’ annual remuneration report)

Resolution 2 is an advisory vote to approve the directors’ annual remuneration report for the year ended 31 December 2022. The directors’ remuneration report is set out on pages 32 to 33 and 46 to 60 of the U.K. Annual Report and Accounts. It provides information on the remuneration of the directors for 2022 and that proposed for 2023; it includes a statement by the Chairman of the Compensation Committee but excludes the Remuneration Policy which was approved by shareholders at the AGM in 2022.

Resolutions 3 to 13 (directors seeking election or re-election)

In line with best practice in corporate governance, all our directors retire annually and, if agreed with them that they will continue in office, they offer themselves for re-election by the shareholders. Any director appointed by the Board since the last Annual General Meeting must stand for election at the next Annual General Meeting.

The biographies of the directors standing for re-election at the Annual General Meeting are set out below to enable shareholders to make an informed decision on their re-election. The biographies give the date of appointment of each director to the Board or Committees of Ferroglobe. Certain of our directors have also held roles at Grupo FerroAtlántica S.A.U. (“FerroAtlántica”) or Globe Speciality Metals, Inc. (“Globe”). On 23 December 2015 FerroAtlántica merged with Globe through corporate transactions (the “Business Combination”) to form the Ferroglobe group of companies under Ferroglobe’s ownership.

Javier López Madrid

Javier López Madrid has been Executive Chairman of the Company since December 31, 2016 and was Chairman of our Nominations Committee from January 1, 2018 until May 29, 2023. He was first appointed to the Board on February 5, 2015 and was the Company’s Executive Vice-Chairman from December 23, 2015 until December 31, 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020 and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr Levi is also a Non-Executive Director of Mativ Holdings, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.

Marta de Amusategui y Vergara

Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date and a member of the Compensation Committee since June 23, 2021.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the board of directors of Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (NASDAQ TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011. She is currently a member of the McKinsey Alumni Council in Spain.

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She has held a number of academic appointments, lecturing in Financing at the Three Points Digital Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since June 4, 2020 and served on our Compensation Committee from January 1, 2018 until June 23, 2021. Mr. Crockett was appointed on May 13, 2021 as our Senior Independent Director and on June 23, 2021 as Chair of the Corporate Governance Committee until May 29, 2023, on which date he was appointed as a member of the Nominations and Governance Committee.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

In 2021 he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.

Stuart E. Eizenstat

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He

was a member of the Company’s Corporate Governance Committee from January 1, 2018 until May 29, 2023 and served on our Nominations Committee from May 16, 2018 until May 29, 2023, on which date he was appointed as a member of the Compensation Committee.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years.”

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees from colleges and universities, high honors from the United States, French (Legion of Honor), German, Austrian, Belgian and Israeli governments, and over 75 awards from various organizations.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until December 31, 2017, and served on our Corporate Governance Committee from December 31, 2017 until May 29, 2023.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and member of the steering Committee of its real estate subsidiary. In June 2021 he was appointed non executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group.

He is Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politécnica de Madrid and an MBA from INSEAD, Fontainebleau, France.

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He is currently Second Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of

Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.

Belen Villalonga Morenés

Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She has been a member of the Audit Committee from that date and served as a member of the Corporate Governance Committee from June 23, 2021 until May 29, 2023, on which date she was appointed to the Nominations and Governance Committee.

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 17,000 times in scholarly articles and international media outlets.

Professor Villalonga is an independent director at Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She was also an independent director for many years at three global companies publicly listed in Spain: Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).

Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She served as a member of the Compensation Committee from June 23, 2021 until May 29, 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 40% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served as a member of the Nominations Committee from June 23, 2021 until May 29, 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the Chief Executive Officer of De Santis Corporate Vision Strategists Ltd, a strategy and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on digital business transformation (including artificial intelligence and machine learning), business strategy, branding, business model innovation, sustainability strategies and corporate culture change.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Futurising Companies® - A systematic approach to win the future by managing culture as the operating system of organisations.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from June 23, 2021 until May 29, 2023.

Mr. Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

Resolution 14 (appointment of auditor)

At each general meeting at which accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. On May 29, 2023, the Board resolved to submit to the next annual general meeting of the shareholders the appointment of KPMG Auditores, S.L. as external auditors of the Company and its subsidiaries for the 2023 financial year. The Audit Committee selected KPMG to be the auditors of Ferroglobe PLC and its subsidiaries, at its meeting held the same day, pursuant to the authority granted by the Board in the Committee’s Terms of Reference and following a tender process.

If this resolution does not receive the affirmative vote of a majority of the shares entitled to vote and represented by proxy or, where appropriate, present in person at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.

Resolution 15 (remuneration of auditor)

Under the Companies Act, the remuneration of the Company’s U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company asks its shareholders to authorise the Audit Committee to determine the remuneration of KPMG Auditores, S.L. in its capacity as the Company’s U.K. statutory auditor under the Companies Act.

Further notes:

1.	Some of the resolutions are items that are required to be approved by shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.	In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote.

3.	All resolutions will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of shareholders who vote on such resolutions, whether in person or by proxy. The results of the shareholders’ vote on resolutions 1 and 2 regarding receipt of the U.K. Annual Report and Accounts and approval of the Directors’ Annual Remuneration Report will not require the Board or any Committee thereof to take (or refrain from taking) any action. The Board values the opinion of shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on these resolutions.

4.	“Shareholders of record” are those persons registered in the register of members of the Company in respect of Ordinary Shares at 23:59 (British Summer Time) on 10 May 2023. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those Ordinary Shares.

5.	Beneficial owners of Ordinary Shares as at 23:59 (British Summer Time) on 10 May 2023 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

6.	Any Shareholder of record attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the Annual General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information or if the information has already been given on the Company’s website.

7.	In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares). Such proxies need not be Shareholders of record, but must attend the Annual General Meeting and vote as the Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the “Voting Process and Revocation of Proxies” section below.

8.	Pursuant to section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b)	any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

9.	The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10.	A copy of this Annual General Meeting notice can be found at the Company’s website, www.ferroglobe.com.

11.	Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

12.	To be admitted to the Annual General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

13.	On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

•	By Internet – You can vote over the Internet at www.envisionreports.com/GSM by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

•	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

•	By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 00:01 (British Summer Time) on Monday, 26 June 2023. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in “street name”, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;

•	voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the shareholder does so before 00:01 (British Summer Time) on Monday, 26 June 2023.

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or +1-781-575-2780 from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM

AND VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

Location of Annual General Meeting:

DOCUMENTS AVAILABLE FOR INSPECTION

Forms of appointment of the Non-Executive Directors, as well as a memorandum setting out the terms of the Executive Director’s contracts, will be available for inspection at the Company’s registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the Annual General Meeting.

By order of the Board,

Thomas Wiesner

Company Secretary

30 May 2023